Via Edgar

April 23, 2025

Aliya Ishmukhamedova and Jeff Kauten

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lakeshore Acquisition III Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 18, 2025
File No. 333-286395

Dear Ms. Ishmukhamedova and Mr. Kauten:

On behalf of our client, Lakeshore Acquisition III Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 22, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Dilution, page 76

1.

We note your revised disclosure and response to prior comment 1. However, you continue to include disclosure in the introductory paragraph that appears to be inconsistent with your calculation which contemplates the dilutive impact of the conversion of public and private rights. Specifically, you disclose that "[s]uch calculation does not reflect any dilution associated with the sale and conversion of rights" and that "(iv) no value is attributed to the rights." Please revise.

Response: The disclosure on page 76 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Description of Securities

Rights, page 127

2.

We note you removed disclosure here regarding what happens if you are not the surviving entity in an initial business combination, including the fact that holders of rights will automatically receive one-sixth of one ordinary share only when you are the surviving entity. However, we note this information is still included on page 12 in the Terms of Rights disclosure. Please revise to ensure these disclosures are consistent.

Response: The disclosure on page 12 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner